ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411
Siv M. Skorpen, Investor Relations, Tel: +47 2254 4455

Date: 24.04.07

Trade subject to notification – Apptix

Orkla ASA bought yesterday 2 325 000 shares in Apptix. After this transaction Orkla owns 5 669 700 shares in Apptix which is 6.38 % of the share capital.

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 26 April 2007, in connection with Orkla's option programme, 25,000 options were exercised at a strike price of NOK 27.00.

A total of 8,958,010 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,907,125 of its own shares.

Orkla ASA
Oslo, 26 April 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Orkla ASA – Norwegian bond issue concluded

Orkla ASA announced on 17 April a potential two-tranched bond issue in the Norwegian bond market with 10-years tenor. The bond issue has been well received in the market. In total, an amount of NOK 2.5 billion was raised, of which NOK 1.3 billion carries floating interest rate and NOK 1.2 billion has fixed interest rate. DnB NOR Markets and SEB Merchant Banking have been joint arrangers of the bond issue.

Settlement date for the two issues is 27 April 2007.

Orkla ASA
Oslo, 27 April 2007

Contact Corporate Finance:
Geir Solli, Tel.: +47 2254 4461

Contact Investor Relations:
Siv M. Skorpen Brekke, Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411

Date: 26.04.07

Trade subject to notification – Medicult

Orkla ASA has acquired a right of 2 700 000 shares in a right issue in Medicult. This represents 11.74 % of the current share capital (before the right issue has been completed). After the right issue has been completed this will represent 9.64 % of the share capital.